EX-99.1

Exhibit 99.1

Cover Letter to Offer to Purchase and Letter of Transmittal

NOTIFICATION OF THE FUND’S TENDER OFFER.

October 29, 2012

Dear Partners of The Endowment Master Fund, L.P.:

We are writing to inform you of important dates related to the tender offer by The Endowment Master Fund, L. P. (the “Fund”).

The tender offer period will begin on October 29, 2012 and end on November 28, 2012. The purpose of the tender offer is to provide liquidity to Partners who hold limited partnership interests. Limited partnership interests can be repurchase by means of a tender offer only during one of the Fund’s announced tender offers.

Should you wish to sell any of your limited partnership interests during this tender offer period, please complete the enclosed Letter of Transmittal (the two page Tender Offer Form will suffice) and contact your financial advisor who services your account for specific return instructions. The form must be received by the Fund’s Investment Adviser, Endowment Advisers, L.P. either by mail or by fax in good order by midnight, Central Standard Time, on November 28, 2012.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Support Desk of the Investment Adviser at (800) 725-9456.

Sincerely,

The Endowment Master Fund, L.P.